UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and January 31, 2003, and the related statement of changes in net assets available for benefits for the eleven months ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and January 31, 2003, and the changes in net assets available for benefits for the eleven months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 22, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND JANUARY 31, 2003

ASSETS	December 31, 2003	January 31, 2003
Investments	$8,188,950	$6,139,470
Receivables
Participant contributions	--	20,062
Company contributions	434,384	408,459
Total assets	8,623,334	6,567,991
LIABILITIES
Refund of excess contributions payable	372	67,269
Total liabilities	372	67,269

Net assets available for benefits	$8,622,962	$6,500,722

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,610,916
Interest and dividends	70,764
1,681,680

Contributions:
Company contributions	436,822
Participant contributions	1,087,037
1,523,859
Total additions	3,205,539

Deductions from net assets attributed to:
Distributions to participants	1,083,299
Total deductions	1,083,299

Net increase	2,122,240

Net assets available for benefits:
Beginning of year	6,500,722

End of year	$8,622,962

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND JANUARY 31, 2003
AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2003

1.   DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective April 1, 1996, Putnam Fiduciary Trust Company (the "Former Trustee") was appointed trustee for the Plan.  Effective September 15, 2003, the Plan changed its trustee from the Former Trustee to SunTrust Bank, NA (the "Trustee").  In connection with the change in trustees, the Plan changed its year-end to December 31 from January 31.

In September 2003, the Plan was restated to bring it into retroactive compliance with GUST and amended to bring it into good faith compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their compensation from the Company, as defined.  Additionally, participant elective contributions are subject to the maximum amount allowed by the Internal Revenue Code (“IRC”).  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6% of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  Allocations of the Company’s profit sharing contributions are based on the proportion that each participant's eligible compensation bears to the total of all participants’ eligible compensation.  During the eleven month period ended December 31, 2003, the Company’s matching contribution equaled 75% of the first 6% contributed by participants.  No profit sharing contributions were made during this time.

Participant Accounts
Each participant’s account is credited biweekly with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution, an allocation of the Company’s discretionary profit sharing contribution (if applicable) and related actual earnings (losses).

Vesting
Participants are vested immediately in their voluntary contributions plus actual earnings (losses) thereon.  Vesting in the Company’s discretionary matching contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of the second year of service and is 100% vested after six years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  During the eleven months ended December 31, 2003 Company contributions were reduced by $37,039 from forfeited nonvested accounts.  At December 31, 2003 and January 31, 2003, the forfeited nonvested accounts totaled $82,117 and $32,582, respectively.  These accounts will be used to decrease future Company contributions.

Payment of Benefits
The Plan provides for distribution of vested account balances to participants or participants’ beneficiaries in lump-sum payments upon retirement, disability, death or termination of

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND JANUARY 31, 2003
AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2003

employment.  If the employee’s vested benefit in the Plan (excluding amounts attributable to rollovers) does not exceed $5,000, then the employee’s benefit must be distributed in a single lump-sum payment as soon as administratively feasible following the event that entitles the employee to a distribution.  If the employee’s vested benefit in the Plan (excluding amounts attributable to rollovers) exceeds $5,000, then the employee must consent to the distribution before it may be made.  Effective January 1, 2004, the employee may elect to receive a distribution as a single lump-sum payment of the entire account balance.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.  Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent.  At December 31, 2003 and January 31, 2003, interest rates for participant loans range from 5.0% to 10.0%.  Loans with a face amount less than $2,000 will be repaid within a period of three years.  All other loans will be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend 15 years.  Principal and interest are repaid to the Plan ratably through monthly payroll deductions.

Investment Options
Participants may direct their contributions, any discretionary Company contributions and any related earnings into various investment options.  In addition, participants are allowed to change their investment elections quarterly.  Investment options included the Putnam Money Market Fund, The George Putnam Fund of Boston, the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Capital Appreciation Fund, the Putnam American Government Income Fund, and Books-A-Million, Inc. common stock.  Subsequent to the September 2003 Plan restatement, the investment options include the SunTrust Retirement Stable Asset Fund, the STI Classic US Government Securities Fund, the STI Classic Balanced Fund, the MFS Value Fund, the SunTrust Retirement 500 Index Fund, the Fidelity Advisors Dynamic Capital Appreciation Fund, the AIM Small Capital Growth Fund, the Templeton Foreign Fund, the STI Classic Small Capital Value Equity Fund and Books-A-Million, Inc. common stock.

In addition, the Company’s discretionary profit sharing contributions, if any, are fulfilled through the contribution of Company common stock.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND JANUARY 31, 2003
AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2003

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and the Company's common stock are stated at fair value.  Except for the Plan’s fully-benefit responsive investment contracts held in collective trust fund, collective trust funds are stated at fair value as determined by the Trustee, based upon the quoted market prices of the underlying investments.  Collective trust funds holding fully-benefit responsive investment contracts are stated at contract value, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Subsequent to year-end, the Financial Accounting Standards Board issued several pronouncements relating to fair value. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The guidance also expands disclosures about fair value measurements for assets and liabilities and is effective for the Plan in phases beginning with the Plan year ending December 31, 2008. Plan management does not expect that the adoption of this guidance will have a material effect on the reported amounts in the Plan’s financial statements and expanded disclosures will be provided upon adoption.

Payment of Benefits
Benefits are recorded when paid.

3.  INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31, 2003		January 31, 2003

Fidelity Advisor Dynamic Capital Appreciation Fund	$2,280,225		$--
SunTrust Retirement Stable Asset Fund	$1,380,042		$--
MFS Value Fund	$1,147,770		$--
SunTrust Retirement 500 Index Fund	$922,808		$--
STI Classic Balanced Fund	$763,338		$--
STI Classic US Government Securities Fund	$530,753		$--
Books-A-Million, Inc. Company Stock	$686,164	$	*
Putnam Money Market Fund	$--		$1,383,227
The George Putnam Fund of Boston	$--		$649,113
Putnam American Government Income Fund	$--		$526,577
Putnam Equity Income Fund	$--		$792,323
Putnam Voyager Fund	$--		$1,656,961
Putnam Capital Appreciation Fund	$--		$678,525
           * Investment is less than 5%

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND JANUARY 31, 2003
AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2003

During the eleven months ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,610,916.

11 Months Ended
December 31, 2003

Mutual funds	$1,045,693
Collective trust funds	100,161
Common stock	465,062
Total net appreciation in fair value of investments	$1,610,916

4.  TAX STATUS

The Plan has adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement.  The Plan obtained its latest determination letter on July 22, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

6.  CORRECTIVE DISTRIBUTIONS

Plan management made corrective distributions from the Plan totaling $372 and $67,269 (excluding earnings) for the Plan years ended December 31, 2003 and January, 31, 2003, respectively, due to over-contribution of salary deferral and matching contribution amounts.  These amounts are included in the refund of excess contributions payable in the accompanying statements of net assets available for benefits at December 31, 2003 and January 31, 2003, respectively.

7.  RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.  RELATED PARTY TRANSACTIONS

As of December 31, 2003, certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA, or an affiliate thereof.  SunTrust Bank, NA is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Prior to September 15, 2003, certain Plan investments were shares of mutual funds managed by Putnam Fiduciary Trust Company, the Former Trustee or an affiliate thereof, and therefore, these transactions qualify as party-in-interest.  The fair market value of the Company stock held as investments as of December 31, 2003 and January 31, 2003 was $686,164 and $236,349, respectively.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	SunTrust Retirement Stable Asset Fund	Collective trust	$1,380,042
*	STI Classic Balanced Fund	Mutual fund	763,338
	MFS Value Fund	Mutual fund	1,147,770
	Fidelity Advisor Dynamic Capital Appreciation Fund	Mutual fund	2,280,225
*	SunTrust Retirement 500 Index Fund	Collective trust	922,808
*	STI Classic US Government Securities Fund	Mutual fund	530,753
	AIM Small Capital Growth Fund	Mutual fund	36,891
*	STI Classic Prime Quality Money Market	Money market	82,117
	Templeton Foreign Fund	Mutual fund	7,587
*	STI Classic Small Capital Value Equity Fund	Mutual fund	16,530
*	Books-A-Million, Inc.	Common stock	686,164
*	Participant loans	Loans to participants (interest rates ranging from 5.00% to 10.00%)	334,725
			$8,188,950

       *  Represents a Party-in-interest

       Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: February 22, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm.